SAFRAN

December 1, 2008

RECEIVED

2008 DEC -8 A 6:21

SIÈGE SOCIAL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08006161

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
DEC 11 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

I. PRESS RELEASES

- November 4, 2008 – French citizen receives first biometric passport, thanks to a system designed by SAFRAN and Atos Origin for ANTS
- November 13, 2008 – SAFRAN participates in third "Women's Success Stories" forum
- November 20, 2008 – Messier-Bugatti signs first Global Care™ contract with Singapore Airlines for by-the-hour A380 support services
- November 24, 2008 – SAFRAN Magazine named top corporate international publication by French trade association
- November 28, 2008 – Continuation of Vinci® program : a major decision for space propulsion in Europe

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

- None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- None

SAFRAN

Atos Origin

Communiqué de presse . Press release

French citizen receives first biometric passport, thanks to a system designed by SAFRAN and Atos Origin for ANTS*

Paris, November 4, 2008 – The first biometric passport was delivered to a French citizen on October 31 at the city hall in Chantilly (near Paris) by Michèle Alliot-Marie, French Minister of the Interior. Eric Woerth, French Minister of the Budget and mayor of Chantilly, was also present for the event.

A European law passed in 2006 stipulates that all passports issued starting in June 2009 must include the bearer's fingerprint and a photo, directly and securely entered in compliance with international standards.

SAFRAN subsidiary Sagem Sécurité developed the secure data collection and passport delivery station, which it is delivering to city halls in France, as well as foreign consulates. The Atos Origin group, project prime contractor, is in charge of implementing all passport delivery systems in France. In particular, Atos Origin is in charge of the change management and training of over 13,000 agents.

Commenting on this milestone, SAFRAN CEO Jean-Paul Herteman said: *"Just four months after Sagem Sécurité and Atos Origin won the contract for secure electronic documents, we have provided concrete proof of our ability to deliver a very high security solution under tight deadlines to our customer, the French National Agency for Secure Documents (ANTS)."*

Philippe Germond, Chairman of Atos Origin, pleased with the success of this first phase said: *"As prime contractor for this strategic project, the Atos Origin group is capitalizing on its comprehensive portfolio of skills and capabilities to ensure the successful deployment of this ambitious biometric passport program, based on Sagem Sécurité's advanced technologies."*

** French National Agency for Secure Documents*

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.
www.safran-group.com.

***Sagem Sécurité** is a high-technology company in the SAFRAN Group. One of the world's leading suppliers of identity systems, Sagem Sécurité focuses on applications including personal rights and flow management, in particular based on biometrics, a sector in which it is the world leader, secure terminals and smart cards. Its integrated systems and equipment are deployed worldwide and contribute to the safety and security of transportation, data, people and states. Through the SAFRAN Group, Sagem Sécurité is present on all continents.*
www.sagem-securite.com,

***Atos Origin** is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.8 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Worldline and Atos Consulting.*
www.atosorigin.com

Press contacts

Atos Origin
Emilie Moreau

Tel +33 (0)1 55 91 24 74

emilie.moreau@atosorigin.com

SAFRAN
Jocelyne Terrien

Tel +33 (0)1 40 60 80 28

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN participates in third "Women's Success Stories" forum

Paris, November 13, 2008 – The SAFRAN Group, a partner in the French association "*Elles bougent*" ("Women on the move") took part in the third major "*Réussir au féminin*" ("Women's Success Stories") forum today at the *Conservatoire National des Arts et Métiers* engineering school in Paris.

"*Elles bougent*" is an association of women engineers and engineering students. Its mission is to help young women discover their vocation in the field of engineering, whether in the aerospace, automobile, rail or other industry.

Today's forum, based on a series of panel discussions, focuses on innovative engineering professions, as well as showcasing the broad diversity of career paths possible in this field.

SAFRAN's membership in the "*Elles bougent*" association clearly reflects the Group's commitment to supporting gender equality in hiring for all job categories, especially management-level personnel. To date this year, some 25% of new management hires have been women, and this percentage should increase further in 2009.

"Women still hold a delicate position in industry," noted Martine Moyer, an engineer at Group subsidiary Sagem Sécurité and sponsor of the association. "The increased percentage of women at university level has not really changed the attitude of men concerning women's role in the work environment. The association '*Elles bougent*', by helping to inspire more women to take up this challenge, and to play an increasingly active role corporate life, should help reduce the gender gap over time, and eventually eliminate it entirely."

***SAFRAN** est un groupe international de haute technologie centré sur la propulsion aéronautique et spatiale, les équipements aéronautiques et la défense sécurité. Au 31 décembre 2007, le Groupe employait plus de 63 000 personnes dans plus de 30 pays, pour un chiffre d'affaires de 12 milliards d'euros. Composé de nombreuses sociétés aux marques prestigieuses, le groupe SAFRAN occupe, seul ou en partenariat, des positions de premier plan mondial ou européen sur ses marchés. SAFRAN est une société cotée sur NYSE Euronext Paris et fait partie des indices SBF 120 et Euronext 100.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Contact Presse
Jocelyne TERRIEN

Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

Communiqué de presse . Press release

Messier-Bugatti signs first Global Care™ contract with Singapore Airlines for by-the-hour A380 support services

Vélizy, November 20th, 2008 – Singapore Airlines (SIA), the launch customer for the A380, has awarded Messier-Bugatti (SAFRAN Group) a by-the-hour support contract. Messier-Bugatti will provide maintenance and other support services for its systems and equipment on Singapore Airlines' entire A380 fleet. SIA has already taken delivery of six A380s, and will eventually deploy a fleet of 19. This contract takes effect on December 1, and covers a period of 14 years. It is valued at several dozen million dollars.

For Messier-Bugatti, this is the first by-the-hour Global Care™ contract concerning its A380 systems. This type of contract guarantees the dispatch reliability of Messier-Bugatti equipment, in exchange for a fixed rate per hour of flight. By-the-hour contracts offer major advantages for airlines, allowing them to better plan their expenses, stretch these expenses over time, and reduce maintenance costs. For Messier-Bugatti, this type of contract guarantees a steady income stream from maintenance, repair and overhaul (MRO) services.

Messier-Bugatti supplies four complete systems on the Airbus A380, comprising over 120 different parts numbers and 300 components and subassemblies: the braking system, the steering system, monitoring systems (tire pressure, brake temperature and hydraulic pressure), and the hydraulic filtration system.

Messier-Bugatti, part of the SAFRAN Group, is a world leader in advanced braking. Wheels and carbon brakes by Messier-Bugatti are used on more than 3,400 aircraft, deployed by 250 airlines and 20 air forces around the world. Messier-Bugatti also supports its products through a global service network. As a specialist in systems engineering and integration, Messier-Bugatti also delivers excellence and innovative solutions in braking, steering, landing and monitoring (brakes, tires, landing gears) systems, with more than 9,000 aircraft equipped. Messier-Bugatti has worked with Airbus for more than 30 years, and is also a supplier to Boeing, ATR, Dassault and Bombardier. With a global workforce of 1,200 employees mainly based in France, the United States and Singapore, Messier-Bugatti has annual sales of 420 million euros and invests some 15% of its revenues in R&D. Messier-Bugatti is certified to ISO 14001.

More about Global Care™: **www.messier-bugatti.com**

MESSIER-BUGATTI

Zone Aéronautique Louis Bréguet
78 140 Vélizy-Villacoublay CEDEX – France

www.messier-bugatti.com

Press Contact
Frédérique DECOURSELLE

Tel +33 (0)1 46 29 82 71

frederique.decourselle@messier-bugatti.com

Communiqué de presse . Press release

SAFRAN Magazine named top corporate international publication by French trade association

Paris, November 24, 2008 – SAFRAN Magazine was awarded the "International Magazine Prize" by the Union of Corporate Publications and Journalists (UJJEF) during a ceremony in Paris on November 20. The ceremony was hosted by Boris Eloy, president of UJJEF and head of communications at Servair, and Bernard Emsellem, head of communications at SNCF.

The UJJEF jury said: *"SAFRAN Magazine is a publication that meets the standards of the international business press. With its balanced content, meticulous, broad and varied graphics and perfectly organized information, the magazine is very enjoyable to read."*

SAFRAN Magazine is produced in conjunction with the agency, Citizen Press.

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

Continuation of Vinci® program: a major decision for space propulsion in Europe

Paris, November 28, 2008.

At the European Space Agency meeting on November 25-26, European ministers in charge of space activities confirmed the preparatory development phase of the Vinci® re-ignitable engine and the new cryogenic upper stage for the Ariane 5 launcher. This phase runs from 2009 to 2011.

These decisions consolidate the dominant position of the European launcher and its ability to satisfy the evolving needs of its customers over the long term. The decision on the full development phase will be made in 2011 for a qualification flight towards 2016/2017. Snecma's (SAFRAN Group) primary objective now is rotation of an engine and its nozzle in 2011 in a configuration comparable to the actual flight configuration.

The Vinci® engine has successfully completed all test campaigns and moved forward with each key development phase: technology prove-out of the expander cycle, maximum engine thrust, demonstration of re-ignition capability, deployment tests of the ceramic matrix composite (CMC) nozzle and over 2,300 seconds of test operation on the same engine (three times the flight time).

"SAFRAN is very pleased with the decisions announced by European ministers in charge of space activities to continue development of the Vinci® re-ignitable engine. The success of Vinci® engine tests enables us to move forward with the next phases of this program and consolidates SAFRAN's leadership in this sector," said Marc Ventre, Executive Vice President, SAFRAN Aerospace Propulsion Division.

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.

END

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr